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Exhibit 2.4

        STOCK PURCHASE AGREEMENT

among

GOLDEN WEST TELEPHONE PROPERTIES, INC.
MJD SERVICES CORP.
UNION TELEPHONE COMPANY OF HARTFORD
ARMOUR INDEPENDENT TELEPHONE CO.
WMW CABLE TV CO.
and
KADOKA TELEPHONE CO.

dated as of May 9, 2003

i

Section 7.5	Secretary's Certificate	17
Section 7.6	Certificates of Good Standing	17
Section 7.7	Resignations	17
Section 7.8	Other Documents	17
Section 7.9	Liens	17
Section 7.10	Delivery of Minute Books	17
Section 7.11	Delivery of Financial Statements	17
Section 7.12	Employees	17
ARTICLE VIII CONDITIONS TO THE OBLIGATIONS OF THE SELLER		17
Section 8.1	Representations and Warranties	17
Section 8.2	Consents and Approvals	18
Section 8.3	No Proceeding or Litigation	18
Section 8.4	Secretary's Certificate	18
ARTICLE IX CLOSING		18
Section 9.1	Closing	18
Section 9.2	Closing Date Payment and Receipt of Shares	18
ARTICLE X TERMINATION AND ABANDONMENT		19
Section 10.1	Methods of Termination	19
(a) Mutual Consent		19
(b) The Seller's Failure to Perform		19
(c) The Purchaser's Failure to Perform		19
(d) Failure to Close by February 1, 2004		19
(e) Material Adverse Change		19
(f) Remedies		19
Section 10.2	Procedure Upon Termination	20
(a) Return of Records		20
(b) Confidentiality		20
ARTICLE XI SURVIVAL OF TERMS; INDEMNIFICATION		20
Section 11.1	Survival; Limitations	20
Section 11.2	Escrow of Liquid Assets	20
Section 11.3	Indemnification by the Seller	20
(a) Misrepresentation or Breach		20
(b) Taxes		21
(c) Other Claims		21
(d) Related Expenses		21
Section 11.4	Indemnification by the Purchaser	21
(a) Misrepresentation or Breach		21
(b) Taxes		21
(c) Other Claims		21
(d) Related Expenses		21
Section 11.5	Third Party Claims	21

SCHEDULES

2.3	No Violation
2.4	Subsidiaries and Investments
2.5	Capital Stock
2.6	Corporate Books
2.7	List of Shareholders/No Liens on Shares
2.9	Financial Statements
2.10	Employees
2.11	Absence of Certain Changes
2.12	Contracts
2.13(a)	Owned Property, Liens
2.13(b)	Leased Property
2.13(c)	Condition
2.14	Litigation
2.16	Compliance with Applicable Laws, Regulations and Orders
2.17	Employee Benefit Plans
2.18	Environmental Matters
2.19	Capital Expenditures and Investments
2.20	Dealings with Affiliates
2.21	Insurance
2.22	Brokerage Commission
2.23	Permits
3.3	Consents and Authorizations of the Purchaser
4.2	Lien on Shares
4.9	Article IV Disclosure Statement

EXHIBITS

11.2	Escrow Agreement

v

AGREEMENT

        THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into as of the 9th day of May, 2003 among GOLDEN WEST TELEPHONE PROPERTIES, INC., a South Dakota corporation (the "Purchaser"), MJD SERVICES CORP., a Delaware corporation ("MJD" or the "Seller"), UNION TELEPHONE COMPANY OF HARTFORD, a South Dakota corporation ("Union"), ARMOUR INDEPENDENT TELEPHONE CO., a South Dakota corporation ("Armour"), WMW CABLE TV CO., a South Dakota corporation ("WMW") and KADOKA TELEPHONE CO., a South Dakota corporation ("Kadoka"). Union, Armour, WMW and Kadoka and all subsidiaries thereof shall be hereinafter referred to collectively as the "Company"or "Companies".

RECITALS

        WHEREAS, MJD owns 174 shares of the common stock of Union, each with a $70.00 par value, such 174 shares of common stock constituting all of the issued and outstanding shares of capital stock of Union (the "Union Capital Stock");

        WHEREAS, Union owns 25,000 shares of common stock of Union TelNET, Inc., a South Dakota corporation ("TelNET"), each with a $1.00 par value, such 25,000 shares of common stock constituting all of the issued and outstanding shares of capital stock of TelNET (the "TelNET Capital Stock");

        WHEREAS, Union owns 200 shares of preferred stock of Armour (the "Armour Preferred Stock"), each with a par value of $1,000.00;

        WHEREAS, MJD owns 2,330 shares of common stock of Armour, each with a par value of $100.00 (the "Armour Common Stock") and these 2,330 shares of common stock of Armour owned by MJD along with the 200 shares of preferred stock of Armour owned by Union, constitute all of the issued and outstanding shares of capital stock of Armour (the "Armour Capital Stock");

        WHEREAS, Armour owns 10,000 shares of common stock of Bridgewater-Canistota Independent Telephone Co., a South Dakota corporation ("Bridgewater"), each with a $10.00 par value, such 10,000 shares of common stock constituting all of the issued and outstanding shares of capital stock of Bridgewater (the "Bridgewater Capital Stock");

        WHEREAS, MJD owns 500 shares of common stock of WMW, each with a par value of $10.00, such 500 shares of common stock constituting all of the issued and outstanding shares of capital stock of WMW (the "WMW Capital Stock");

        WHEREAS, MJD owns 1,212 shares of common stock of Kadoka, each with a par value of $100.00, such 1,212 shares of common stock constituting all of the issued and outstanding shares of capital stock of Kadoka (the "Kadoka Capital Stock");

        WHEREAS, any and all shares, options, warrants, rights and interests, legal or equitable, in or with respect to the Union Capital Stock, the TelNET Capital Stock, the Armour Capital Stock, the Bridgewater Capital Stock, the WMW Capital Stock and the Kadoka Capital Stock hereinafter referred to collectively as the "Shares";

        WHEREAS, Union is an operating telephone company that provides wireline telecommunication services in the Hartford and Wall Lake exchanges in the State of South Dakota with approximately 1,889 access lines;

        WHEREAS, Armour is an operating telephone company that provides wireline telecommunication services in the Armour exchange in the State of South Dakota with approximately 684 access lines;

        WHEREAS, Bridgewater is an operating telephone company that provides wireline telecommunication services in the Bridgewater and Canistota exchanges in the State of South Dakota with approximately 993 access lines;

        WHEREAS, Kadoka is an operating telephone company that provides wireline telecommunication services in the Kadoka exchange in the State of South Dakota with approximately 577 access lines;

        WHEREAS, WMW is an operating cable television provider that services the Hartford exchange and surrounding areas in the State of South Dakota with approximately 700 subscribers;

        WHEREAS, TelNET is an operating internet provider in the State of South Dakota with approximately 600 dial-up subscribers and 300 DSL subscribers; and

        WHEREAS, the business of Union, Armour, Bridgewater, Kadoka, WMW, TelNET are hereinafter referred to as the "Communications Business", the "Business" or the "business".

ARTICLE I

PURCHASE OF STOCK

        Section 1.1    Purchase and Sale.    At the Closing Date, on the terms and subject to the conditions set forth in this Agreement, the Seller agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Seller, the Shares, free and clear of any and all liens, encumbrances, restrictions, pledges and control agreements. At the Closing, the Seller shall deliver to the Purchaser, or cause to be delivered by Union, TelNET, Armour, Bridgewater, WMW or Kadoka, as the case may be, certificates representing all of the Shares which are required to be delivered or which are otherwise deliverable by the Seller pursuant hereto. All of the certificates representing all of the Union Capital Stock, Armour Common Stock, WMW Capital Stock and Kadoka Capital Stock shall be duly endorsed in blank for transfer or accompanied by duly executed stock powers, acceptable in form and substance to the Purchaser, assigning such Union Capital Stock, Armour Common Stock, WMW Capital Stock and Kadoka Capital Stock in blank.

        Section 1.2    Purchase Price.

        (a) The Purchaser shall purchase the Armour Common Stock, the Union Capital Stock, the WMW Capital Stock and the Kadoka Capital Stock and thereby the Bridgewater Capital Stock, the TelNET Capital Stock and the Armour Preferred Stock, from the Seller on the Closing Date, as provided in Section 9.2 hereof, for the Adjusted Purchase Price (as defined below). The Adjusted Purchase Price (as defined in accordance with Section 1.2(c) below) shall be the sum of Twenty-Four Million and No/100 Dollars ($24,000,000) (the "Base Purchase Price") plus or minus "Net Working Capital" as defined in accordance with Section 1.2(b) below. The Adjusted Purchase Price shall be allocated in accordance with the provisions of Section 6.7(c) hereof.

        (b) The Base Purchase Price shall be adjusted by adding to it or subtracting from it, as the case may be, the Net Working Capital on the Closing Date. For the purposes hereof, "Net Working Capital" shall be defined as the Company's current assets minus current liabilities, computed in accordance with GAAP, consistently applied (on a consolidated basis). To the extent the Company's current assets exceed the Company's current liabilities on the Closing Date, the Base Purchase Price shall be increased, dollar for dollar. To the extent the Company's current liabilities exceed the Company's current assets on the Closing Date, the Base Purchase price shall be decreased, dollar for dollar. The Net Working Capital of the Company shall be based on an estimated closing balance sheet of the Company, which shall be delivered to the Purchaser at least ten (10) days prior to the Closing Date, prepared in good faith by the Seller, subject to the Purchaser's review and approval thereof, which shall not be unreasonably withheld.

        (c) The sum of the Base Purchase Price, plus or minus the Net Working Capital all as determined above, shall be referred to herein as the "Adjusted Purchase Price".

        Section 1.3    Post-Closing Adjustments to the Adjusted Purchase Price.    The Adjusted Purchase Price payable by the Purchaser to the Seller on the Closing Date pursuant to Sections 1.2 and 9.2 hereof may be adjusted as follows. As soon as possible after the Closing Date, but in no event later than one hundred twenty (120) days after the Closing Date, the Purchaser shall prepare and submit to the Seller a Closing balance sheet for the Company as of the close of business on the Closing Date (the "Closing Balance Sheet"), which shall be prepared in accordance with GAAP and consistent with the Company's past practices, and which shall be mutually acceptable to the Seller and the Purchaser and their respective independent public accountants. Upon the Seller's and the Purchaser's mutual agreement as to the form and content of the Closing Balance Sheet, the amount of the Adjusted Purchase Price shall be increased or decreased, as the case may be, by the difference, if any, between the Net Working Capital determined in good faith as of the Closing Date and the Net Working Capital as such is determined based on the Closing Balance Sheet. If, as a result of the foregoing post-Closing adjustment, the Adjusted Purchase Price is increased, the Purchaser shall pay the Seller, the amount of such increase by wire transfer of same-day funds within ten (10) Business Days of the date on which the parties agree on the Closing Balance Sheet. If as a result of the post-Closing adjustment, the Adjusted Purchase Price is decreased, the Seller shall refund to the Purchaser, the amount of such decrease by wire transfer of same-day funds within ten (10) Business Days of the date on which the parties agree on the Closing Balance Sheet.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER

        The Seller hereby represents and warrants to the Purchaser as follows:

        Section 2.1    Corporate Organization.    The Seller and each of the Companies are corporations duly organized, validly existing and in good standing under the laws of their respective jurisdiction of incorporation, with full corporate power and authority to own, operate and lease their properties and to conduct their business as presently conducted. The Seller is a Delaware corporation. The Companies are qualified to do business and are in good standing in every jurisdiction in which the conduct of their business, the ownership or lease of their properties, or the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby requires them to be so qualified. True, complete and correct copies of the Seller's and the Companies' charters and bylaws (and all amendments thereto) as presently in effect have been delivered to the Purchaser.

        Section 2.2    Authorization.    The Seller, Union, Armour, WMW and Kadoka each have full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Boards of Directors of the Seller, Union, Armour, WMW and Kadoka have duly authorized the execution, delivery and performance of this Agreement. This Agreement constitutes a legal, valid and binding obligation of each of the Seller, Union, Armour, WMW and Kadoka enforceable against each such party in accordance with its terms, subject to equitable considerations and the effect of bankruptcy and other laws affecting the rights of creditors generally. The Seller and/or the Companies will, at the Closing, have full power and authority to deliver the Shares and the certificates evidencing the Shares to the Purchaser free and clear of all Liens as provided for herein.

        Section 2.3    No Violation.    Except as set forth on Schedule 2.3, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by each of the Seller and the Companies do not and will not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default or event of default under (with due notice, lapse of time or both), (c) result in the creation of any Lien upon any of the Companies or its capital stock or assets pursuant to, (d) give any third party the right to accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action by, or notice to, any Person pursuant to (i) the charter or bylaws of the Seller and/or the Companies, (ii) any applicable Regulation, (iii) any Order to which either the Seller and/or the Companies or any of their properties are subject, or (iv) any Contract to which the Seller and/or the Companies or any of their properties are subject. The Seller and the Companies have complied with all applicable Regulations and Orders in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, subject to the requirements which are conditions to the Closing.

        Section 2.4    Subsidiaries and Investments.    Except as set forth on Schedule 2.4, the Companies have no subsidiaries or investments in any Person. Except as set forth on Schedule 2.4, the transactions contemplated by this Agreement will not conflict with or result in a breach of the terms, conditions or provisions of any agreement to which any of the Companies are a party with respect to any such subsidiaries or investments, nor, with respect to the Seller and the Companies, shall the transactions contemplated by this Agreement trigger any purchase, put, call or right of first refusal rights in any Person to acquire any interest in any of the Companies or any of their assets, nor shall the transactions contemplated by this Agreement result in a violation of any contract or agreement to which any of the Seller or the Companies are a party, or require any authorization, consent, approval, exemption or other action by or notice to any Person. Any such investments constitute an asset of the Company and the Company is the only Person with any rights thereto. The Company is not a general partner in any of its investments, nor is any employee of the Company an officer or director of any such investment entity.

        Section 2.5    Stock Record Book.    Except as will not materially impair the ownership of the Company by Purchaser after acquisition, the stock record books of the Company are complete and correct in all material respects. No shares of capital stock of the Company are currently reserved for issuance for any purpose or upon the occurrence of any event or condition. The Shares constitute all of the issued and outstanding capital stock of the Company. The Seller is the true and lawful beneficial and record owner of all the classes of outstanding capital stock of Union, WMW and Kadoka. The Seller is the true and lawful beneficial and record owner of all of the classes of common stock of Armour. Union is the true and lawful beneficial and record owner of all of the classes of the outstanding TelNET Capital Stock and all of the outstanding preferred stock of Armour. The outstanding common and preferred stock of Armour held by the Seller and Union respectively constitutes all classes of the outstanding capital stock of Armour. Armour is the true and lawful beneficial and record owner of all of the classes of the outstanding capital stock of Bridgewater. Schedule 2.5 sets forth the total number of authorized and issued shares of capital stock for each Company.

        Section 2.6    Corporate Books.    Except as will not materially impair the ownership of the Company by Purchaser after acquisition, the corporate minute books of the Company are true and correct in all material respects since the acquisition of the applicable capital or common stock of the Company by the Seller and contain signed minutes of all of the proceedings of the shareholders and directors of the Company and of each of its subsidiaries since the acquisition of the applicable capital or common stock of the Company by the Seller. A true and complete list of the directors and officers of the Company and of each of its subsidiaries as of the date hereof is set forth on Schedule 2.6.

        Section 2.7    Title to Stock.    The Shares are owned of record by those shareholders and only such shareholders in such amounts as are set forth on Schedule 2.7 hereto. The Shares have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive rights. The Shares were issued pursuant to applicable exemptions from registration under Federal securities laws and the securities laws of the State of South Dakota, are owned by the Seller or the Companies and will be sold pursuant hereto free and clear of all Liens. There is outstanding no security, option, warrant, right, call, subscription, agreement, commitment or understanding of any nature whatsoever, fixed or contingent, that directly or indirectly (i) calls for the issuance, sale, pledge or other disposition of any Shares or of any other capital stock of the Company or any securities convertible into, or other rights to acquire, any such Shares or other capital stock of the Company or (ii) obligates the Company or the Seller to grant, offer or enter into any of the foregoing or (iii) relates to the voting or control of such Shares, capital stock, securities or rights. No person has any right to require the Company or the Seller to register any of the Company securities under the Securities Act of 1933. Upon payment of the Purchase Price to the Seller in accordance with this Agreement, the Seller will convey to the Purchaser good and marketable title to the Union Capital Stock, WMW Capital Stock, Kadoka Capital Stock and the Armour Common Stock and thereby to the Bridgewater Capital Stock, TelNET Capital Stock and Armour Preferred Stock. The assignments, endorsements, stock powers and other instruments of transfer delivered by the Seller to the Purchaser at the Closing will be sufficient to transfer the Seller's entire interest, and all of the interests, legal and beneficial, of the Seller, in and to the Union Capital Stock, the WMW Capital Stock, the Kadoka Capital Stock and the Armour Common Stock.

        Section 2.8    Options and Rights.    There are no outstanding subscriptions, options, warrants, rights, puts, calls, commitments, understandings or other Contracts of any nature whatsoever, fixed or contingent, by which the Company or the Seller is directly or indirectly bound to issue, sell, pledge, transfer or repurchase or otherwise acquire the Shares or other capital stock of the Company, or pursuant to which any Person has a right to purchase or to acquire, through conversion or otherwise, shares of the Company's capital stock, or which would obligate the Company or the Seller to grant, offer or enter into any contracts, agreements or other arrangements providing for any of the foregoing. None of the Shares are subject to any agreement or similar arrangement relating to the voting rights associated with such Shares.

        Section 2.9    Financial Statements.    The Seller has delivered to the Purchaser correct and complete copies of (i) the unaudited balance sheets, income statements and cash flow statements for each of the Companies as of December 31, 2000, December 31, 2001 and December 31, 2002 for the fiscal year reporting periods then ended (the "Annual Financial Statements") and (ii) the unaudited monthly balance sheet, income statement and cash flow statement for each of the Companies (the "Monthly Financial Statements") for January 31, 2003, copies of which are attached as Schedule 2.9. The Annual Financial Statements and the Monthly Financial Statements have been prepared in accordance with the books and records of the Companies and fairly present the financial condition and results of operations and cash flows of the Companies as of, and for the respective periods ended on, such dates and were prepared in accordance with GAAP applied on a consistent basis.

        Section 2.10    Employees.

        (a)    Schedule 2.10 sets forth a list of all of the Company's employees, officers, and directors, together with a description of any Contract regarding the terms of service and the rate and basis for total compensation of such persons.

        (b)    Except as set forth on Schedule 2.10 hereto, the Company has paid or made provision for the payment of all salaries and accrued wages, accrued vacation and sick leave, and any other form of accrued, but unpaid, compensation, and has complied in all material respects with all applicable laws, rules and regulations relating to the employment of labor, including those relating to wages, hours, collective bargaining and the payment and withholding of taxes, and has withheld and paid to the appropriate governmental authority, or is holding for payment not yet due to such authority, all amounts required by law or agreement to be withheld from the wages or salaries of its employees. No amounts have been accrued on the Company's books for vacation or sick leave in excess of the current year's obligations and no such obligations exist. No contracts or provisions (whether express or implied, including without limitation, as may be set forth in employee handbooks) exist that would obligate the Company to pay any severance compensation to any employee should his or her employment with the Company be terminated for any reason from and after the date hereof. No contracts or provisions exist that would obligate the Company to pay any amounts to any Person upon the change of control of the Company.

        (c)    Except as set forth on Schedule 2.10 hereto, the Company is not a party to any (i) outstanding employment agreements or contracts with officers or employees that are not terminable at will, or that provide for payment of any bonus, incentive, commission or severance compensation, (ii) agreement, policy or practice that requires it to pay termination or severance pay to salaried, exempt, non-exempt or hourly employees, (iii) collective bargaining agreement or other labor union contract applicable to persons employed by the Company, nor does the Seller or the senior executive officers of the Company know of any activities or proceedings of any labor union to organize any such employees, or (iv) stock option, stock purchase, phantom stock, stock appreciation rights, performance shares or other similar plans or severance agreements, either currently maintained by the Company or, if terminated, under which employees or former employees have any rights that are outstanding. The Company has furnished to the Purchaser complete and correct copies of all such agreements set forth on Schedule 2.10 hereto, if any ("Employment and Labor Agreements"). The Company has not breached or otherwise failed to comply with any provisions of any Employment and Labor Agreements.

        (d)    There are no unfair labor practice charges or complaints pending before the Equal Employment Opportunity Commission or any Federal, state or local agency responsible for the prevention of unlawful employment practices and the Company has not received formal notice from any Federal, state or local agency responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of the Company and, to the knowledge of the Seller and/or the senior executive officers of the Company, no such investigation is in progress or threatened.

        Section 2.11    Absence of Certain Changes.    Except as set forth in Schedule 2.11, since December 31, 2002 the Company has operated its Business in the ordinary course and there has been no (a) Material Adverse Change in the business, properties, financial condition or results of operations of the Company, (b) theft, damage, destruction, removal or loss of assets or properties, whether covered by insurance or not, having a Material Adverse Effect on the business, properties, financial condition or results of operations of the Company, (c) declaration, setting aside or payment of any dividend or distribution (whether in cash, stock or property) in respect of the Shares, except for cash dividends or distributions in the ordinary course of business, or any redemption of the Shares, (d) increase in the compensation payable to or to become payable by the Company to its employees, officers, directors, consultants or independent contractors, (e) entry by the Company into any Contract not in the ordinary course of business, including, without limitation, Contracts relating to any borrowing or capital expenditures, and if entered into in the ordinary course of business, such Contract does not obligate the Company to pay an amount in excess of fifteen thousand dollars ($15,000) during the term of the Contract, (f) sale, assignment or transfer of any assets or properties of the Company except in the ordinary course of business and if sold, assigned or transferred in the ordinary course of business such sale, assignment or transfer was not of assets or property of the Company having an estimated fair market value in excess of fifteen thousand dollars ($15,000) on the date of such disposition, (g) amendment or termination of any of the Company's Permits or Contracts, (h) waiver or release of any material right or claim of the Company, including without limitation forgiveness of any debt owed to the Company other than debt owed to an Affiliate, (i) labor dispute or union activity which affects the operation of the Company, (j) material liabilities incurred, other than liabilities incurred in the ordinary course of business consistent with past practice, or created, discharged or satisfied any material Lien, and (k) agreement by either the Seller or the Company to take any of the actions described in the preceding clauses (a) through (j) except as contemplated by this Agreement.

        Section 2.12    Contracts.

        (a)    Generally. Except as listed on Schedule 2.12, the Company is not a party to any Contract relating to:

    (i)
    Collective bargaining agreements or any other Contract with any labor union.

    (ii)
    Loans to its employees, officers, directors, shareholders or Affiliates.

    (iii)
    The borrowing or loaning of money to or from any Person or the mortgaging, pledging or otherwise placing a Lien on any asset of the Company, including, but not limited to, any Contract with respect to the Company's indebtedness.

    (iv)
    Any guarantee, indemnity or other arrangement whereby the Company becomes liable for any obligation or liability of another.

    (v)
    The ownership, lease (whether as lessee or lessor) or operation of any property, real or personal.

    (vi)
    Prohibitions preventing it from freely engaging in any business or from competing with any Person.

    (vii)
    The purchase, acquisition, disposition or supply of any equipment, supplies, inventory or service, involving payment in excess of $10,000.00.

    (viii)
    Sales, commissions, advertising or marketing.

    (ix)
    Unconditional purchase or payment obligations.

    (x)
    Agreements between the Company and customers of the Business.

    (xi)
    Agreements pertaining to the providing of cable television programming or Internet access or service by the Company.

    (xii)
    The grant or franchise of telephone or cable television franchise rights.

    (xiii)
    Proxies, voting trusts or powers of attorney to act on behalf of the Company or in connection with its properties or business affairs other than such powers to so act as normally pertain to corporate officers.

          (xiv) Existing warranties, product guarantees or similar arrangements in excess of $50,000.

        (b)    Compliance.    The Company has performed all material obligations required to be performed by it, and is not in receipt of any claim of default or breach or notice of audit, under any Contract to which it is subject (including, without limitation, those required to be disclosed on Schedule 2.12). Except as disclosed on Schedule 2.12, no event has occurred which with the passage of time or the giving of notice or both would result in a material default, breach or event of non-compliance by the Company under any material Contract to which it is subject. Except as disclosed on Schedule 2.12, the Company has no present expectation or intention of not fully performing all of its material obligations under any Contract to which it is subject and has no knowledge of any breach or anticipated breach by any other party to any Contract to which it is subject.

        Section 2.13    Title and Related Matters.

        (a)    Owned Property, Liens.    Set forth on Schedule 2.13(a) is a description of all real and material personal property owned by the Company. The Company has valid and marketable title to all such property, free and clear of all Liens, except Permitted Liens. On or before the Closing Date, Seller shall, at its own expense, furnish Purchaser with a copy of Seller's title insurance policy or policies reflecting and insuring that the Company holds fee simple title to all such real property, free and clear of all liens, encumbrances, restrictions, covenants and other defects of title except for Permitted Liens. All material properties used in the Company's business operations as of the date hereof are set forth on Schedule 2.13(a) hereto.

        (b)    Leased Property.    Set forth on Schedule 2.13(b) is a description of all real and personal property leased by the Company. Except as otherwise set forth on Schedule 2.13(b), the Company's leases are in full force and effect and are valid and enforceable in accordance with their respective terms. There exists no event of material default or event which constitutes or would constitute (with notice or lapse of time or both) a material default by the Company under any such lease, and neither the Seller nor the Company have received notice of such default or event. All rent and other amounts due and payable with respect to each of the Company's leases have been paid through the date of this Agreement. The Seller has delivered to the Purchaser, with respect to any leased real or personal property, true and complete copies of all such leases and all amendments, supplements thereto or memoranda thereof.

        (c)    Condition.    Substantially all of the personal property assets set forth on Schedules 2.13(a) and (b) are as of the date of this Agreement, and as of the Closing Date will be, in good operating condition, reasonable wear and tear excepted. Except as set forth on Schedule 2.13(c), since December 31, 2002, the Company has not sold, transferred, leased, distributed or disposed of any of its assets or properties, except for transactions in the ordinary and regular course of business, the fair market value of which did not exceed fifteen thousand dollars ($15,000) on the date of such sale, transfer, lease, distribution or disposal.

        Section 2.14    Litigation.    Except as set forth on Schedule 2.14, there is (a) no Claim or investigation pending or, to the Seller's knowledge, threatened, orally or in writing, against the Company, (b) no Claim by the Company pending or threatened against any Person, (c) no outstanding Order relating to the Company or the Shares, and (d) no Claim or investigation by any Person relating to the Shares.

        Section 2.15    Tax Matters.    The Company has filed all Federal, state, local and foreign tax reports, returns, information returns and any other documents required to be filed by each (collectively, "Tax Returns") and has duly paid all Taxes shown to be due and payable on such Tax Returns. All Taxes for which the Company may be held accountable or required to pay for periods ending on or prior to or including the Closing Date have been fully paid or reserved against in accordance with generally accepted accounting principles. All Taxes which are required to be withheld or collected by the

Company have been duly withheld or collected and to the extent required, have been paid. There are no Liens for Taxes upon any property or assets of the Company except for Liens for Taxes not yet due and payable. There are no presently existing waivers of the statute of limitations on the right of the IRS or any other taxing authority to assess or collect additional Taxes or to contest the information reported on any Tax Return. There are no proceedings, examinations or claims currently pending by any taxing Authority in connection with any Tax Returns nor with respect to the periods to which such Tax Returns relate, nor are there any unresolved issues or unpaid deficiencies or outstanding or proposed assessments relating to any such proceedings, examinations, claims or Tax Returns.

        Section 2.16    Compliance with Applicable Laws, Regulations and Orders.    Except as set forth on Schedule 2.16, and except as would not materially impair the ability of the Purchaser to own or operate the Company after acquisition, the Company has been and is presently in material compliance with all laws, ordinances, codes, rules, Regulations and Orders applicable to the conduct of its Business, including, without limitation, all Regulations relating to health, sanitation, fire, zoning, building and occupational safety.

        Section 2.17    Employee Benefits.    Set forth on Schedule 2.17 hereto is a true and complete list of all material written employee benefit plans, programs, agreements, compensation commitment or arrangements entered into or contributed to by the Company in respect of or for the benefit of any employee of the Company or former employee ("Employee Benefits"). Except as set forth on Schedule 2.17, all Employee Benefits comply in all material respects with all applicable laws, regulations or orders, are fully funded and no circumstances exist with respect to the Employee Benefits which could reasonably be expected to have a Material Adverse Effect on the Company or the Business. None of the Employee Benefits pertain to a multi-employer plan as defined in Section 414(f) of the Internal Revenue Code ("Code") or Section 4001(a)(3) of Employee Retirement Income Security Act of 1974 ("ERISA"), nor is any such plan a plan with respect to which more than one employer makes contributions within the meaning of Sections 4063 and 4064 of ERISA. With respect to such Employee Benefits: (i) a determination letter has been received to the effect that the plan is qualified under Section 401 of the Code and the trust maintained pursuant thereto is exempt from federal income taxation under Section 501 of the Code, and, to the knowledge of the Seller, nothing has occurred to cause the loss of such qualification or exemption, (ii) all contributions required by the Code to be made to the plan for the plan year most recently ended and for all prior plan years have been made prior to the date of this Agreement, and no Company has a minimum funding waiver outstanding with respect to such plan, (iii) to the Seller's knowledge the administrators or sponsors of the plan have complied in all material respects with applicable ERISA and Code requirements as to the filing of reports, returns, documents and notices with the Secretary of Labor and Secretary of the Treasury of the United States, or the furnishing of such documents to participants or beneficiaries of such plan, (iv) the Company has in all material respects discharged all duties it has to the plan under Sections 404 and 405 of ERISA, and to the knowledge of the Seller, no party whom the Company is obligated to indemnify for a breach of those provisions has committed any such breach, (v) all amendments required to be adopted as of the date of this Agreement to bring the plan into conformity with any of the applicable provisions of ERISA or the Code have been timely and duly adopted, and the amendments have been, or will be, timely filed under Section 401(b) of the Code for a favorable determination letter thereon, (vi) any bonding required by applicable provisions of ERISA with respect to the plan has been obtained and is in full force and effect, and (vii) if the plan is subject to Title IV of ERISA, the Company has no outstanding liability or funding obligations to the Pension Benefit Guaranty Corporation with respect to the plan other than for the payment of premiums.

        Section 2.18    Environmental Matters.    The Company has obtained all Environmental Permits required in connection with the operation of its business. The Company, its Business, and its real property and other assets are in compliance in all material respects with (i) the terms and conditions of all such Environmental Permits and (ii) all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables of any applicable Environmental Law or Regulation, Order, code, plan, decree, judgment, injunction or demand letter issued, entered, promulgated or approved thereunder. The Company currently possesses and maintains such Environmental Permits in its name, and no amendments or modifications, to such Environmental Permits or filings with any permitting Authority are required to permit the acquisition of the Shares as contemplated hereby. To the best of the Company's knowledge no approval or consents to such Environmental Permits or filing with any permitting Authority are required to permit the acquisition of the Shares as contemplated hereby. Except as set forth on Schedule 2.18, no notice, notification, demand, request for information, citation, summons or Order has been issued, no complaint has been filed, no penalty has been assessed and no investigation or review is pending or, to the Seller's knowledge, threatened by any Authority or other entity with respect to the Company relating to any Environmental Permit, license or authorization required in connection with the conduct of the business of the Company or with respect to the generation, treatment, storage, recycling, transportation, disposal or Release of any substance regulated under Environmental Laws ("Hazardous Materials"). To the Seller's knowledge, except as set forth on Schedule 2.18, there have been no Phase I or Phase II or other environmental site assessments conducted by or which are in the possession of the Seller or the Company in relation to any property or facility now or previously owned or leased by the Company.

        Section 2.19    Capital Expenditures and Investments.    The Company has no outstanding Contracts or commitments for capital expenditures and investments, except as set forth on Schedule 2.19 attached hereto, which Schedule includes a list of all disbursements on account of capital expenditures and investments by the Company since December 31, 2002. There has been no order or ruling from the SDPUC or any other regulatory body and none is threatened or expected by the Company requiring or recommending that the Company undertake any capital expenditures or investments. Attached to Schedule 2.19 are copies of the Company's 2003 fiscal year capital expenditure budgets.

        Section 2.20    Dealings with Affiliates.    Schedule 2.20 sets forth a complete and accurate list of all oral or written Contracts between the Company and any one or more of its Affiliates. Except as set forth on Schedule 2.20, since December 31, 2002, the Company has not made any payments, loaned any funds or property or made any credit arrangement with any Affiliate.

        Section 2.21    Insurance.    The Company currently is covered by insurance policies which provide for coverages that are usual and customary as to amount and scope in the business of the Company. Descriptions of all such policies, including the names of the insurer and the insured, and the types and amounts of coverage, are set forth on Schedule 2.21. All such policies are in full force and effect, all premiums with respect thereto have been paid or accrued therefor, and no notice of cancellation or termination has been received with respect to any such policy.

        Section 2.22    Commissions.    Except as set forth on Schedule 2.22 hereto, there are and will be no claims for brokerage commissions, finder's fees, fees for fairness opinions or financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Seller, the Company, or any of their Affiliates (collectively, "Commissions"). Any and all such Commissions shall be paid solely by the Seller, and not by the Company or the Purchaser.

        Section 2.23    Permits.    Except as set forth on Schedule 2.23, the Company holds all required permits, licenses, registrations, certificates, orders, approvals or other authorizations from any regulatory or governmental authority ("Permits") including without limitation, the FCC and the SDPUC. Each such Permit is in full force and effect, and the Company has not received notice that any suspension, cancellation or modification of the terms of any such Permit is threatened. The Company is in material compliance with the terms of each such Permit and neither the Company nor the Seller has received any notice or notification of any reason that any such Permit will not be renewed upon substantially the same terms as currently exist, upon expiration of such Permit.

        Section 2.24    Liabilities.    The Company has no material indebtedness, liability or obligation of any kind (whether known or unknown, accrued, absolute, asserted or unasserted, contingent or otherwise) except (a) as and to the extent properly reflected, reserved against or otherwise disclosed in the Annual Financial Statements and Monthly Financial Statements or (b) for liabilities and obligations incurred subsequent to the date of the Monthly Financial Statements in the ordinary course of business and which do not have a Material Adverse Effect or impair the ability of the Company to perform its obligations under this Agreement, constitute a breach of the Seller's representations and warranties contained herein, or prevent or delay the consummation of any of the transactions contemplated hereby.

        Section 2.25    Accounts Receivable.    Except to the extent that it is usual and customary in the industry of the Company to estimate settlement amounts to be received from certain carriers, all accounts receivable reflected on the Monthly Financial Statements represent sales actually made or services actually rendered in the ordinary course of business on or prior to the date of the Monthly Financial Statements. All such estimated settlement amounts are in the judgment of the Company reasonable and accurate and reflective of the past experience of the Company.

        Section 2.26    Related Party Accounts.    All amounts due from or payable to the Seller and its Affiliates (other than the Companies), on the one hand, and the Companies, on the other hand, shall be satisfied as of the Closing Date.

        Section 2.27    Full Disclosure.    Neither this Agreement nor any of the attached Schedules or Exhibits hereto, with respect to the transactions contemplated hereby, contains any untrue statement of a material fact or omits any material fact necessary to make each statement contained herein not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

        The Purchaser hereby represents and warrants to the Seller as follows:

        Section 3.1    Corporate Organization.    The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to own, operate and lease its properties and to conduct its business as presently conducted and proposed to be conducted. The Purchaser is qualified to do business and is in good standing in every jurisdiction in which the conduct of its business, the ownership or lease of its properties, or the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby requires it to be so qualified.

        Section 3.2    Authorization.    The Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Board of Directors of the Purchaser has duly authorized the execution, delivery and performance of this Agreement, and no other corporate proceedings on its part are necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. This Agreement constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to equitable considerations and the effect of bankruptcy and other laws affecting the rights of creditors generally.

        Section 3.3    No Violation.    Except as set forth on Schedule 3.3 hereto, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Purchaser do not and will not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default or event of default under (with due notice, lapse of time or both), (c) result in the creation of any Lien upon the Purchaser or its capital stock (except upon the Shares as part of the Purchaser's financing of this transaction) or assets pursuant to, (d) give any third party the right to accelerate any obligation under, (e) result in a violation of or (f) require any authorization, consent, approval, exemption or other action by, or notice to, any Person pursuant to (i) the charter or bylaws of the Purchaser, (ii) any applicable Regulation, (iii) any Order to which the Purchaser or any of its properties are subject, or (iv) any Contract to which the Purchaser or any of its properties are subject. The Purchaser has complied with all applicable Regulations and Orders in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, subject to the requirements which are conditions to the Closing.

        Section 3.4    Investment Intent.    The Purchaser represents and warrants to the Seller that it is purchasing the Shares for investment purposes and not with a view to distribution thereof and agrees that it shall not make any sale, transfer, or other disposition of the Shares in violation of the Securities Act of 1933, as amended, or the Regulations thereunder or under any other applicable securities laws.

        Section 3.5    Commissions.    There are and will be no claims for brokerage commissions, finder's fees, fees for fairness opinions or adversary services or similar compensation in connection with the transactions contemplated by this agreement based on any arrangement or agreement made by or on behalf of the Purchaser or any of its affiliates.

ARTICLE IV

COVENANTS OF THE SELLER AND THE COMPANY

        Subject to the provisions of Section 4.9 hereof, from and after December 31, 2002 until the Closing Date, each of the Seller and the Company agree that they shall have acted and shall act, or refrain from acting where so required, to comply (and in the case of the Seller, to cause the Company to comply) with the following:

        Section 4.1    Regular Course of Business.    The Company shall operate its business diligently and in good faith, consistent with past management practices, shall maintain all of its properties in customary repair, order and condition, shall maintain (except for expiration due to lapse of time or cancellation by another party pursuant to the terms thereof) in the ordinary course of business all leases and Contracts in effect without change except as expressly provided herein and shall comply in all material respects with the provisions of all Regulations, Orders and Permits applicable to the Company and the conduct of its business. The Company shall maintain its financial and accounting records in a manner consistent with that employed at December 31, 2002.

        Section 4.2    Capital Changes.    The Seller shall not cause or permit the Company to and the Company shall not issue, sell, split, purchase or redeem any Shares of the capital stock of any class of the Company or issue or sell any securities convertible into, or options, warrants or other rights to subscribe for, any Shares of the capital stock of the Company, nor shall the Company or the Seller enter into any Contract obligating the Company or the Seller to do so. Neither the Seller nor the Company shall enter into any contract obligating the Company or the Seller to further pledge, transfer or hypothecate or otherwise further encumber any Shares of its capital stock; nor shall the Company or the Seller allow the transfer of any Shares of its capital stock on its stock transfer ledger or other books and records. The Seller shall cause the removal of all Liens from any Shares prior to Closing. Schedule 4.2 sets forth all Liens on any Shares.

        Section 4.3    Borrowing.    The Company shall not incur, assume or guarantee any indebtedness or obligation not reflected on either the Annual Financial Statements or on the Monthly Financial Statements or on Schedule 2.19, except for amounts not to exceed ten thousand dollars ($10,000) in the ordinary course of business. Further, the Company shall not incur, assume or guarantee any indebtedness or obligation of any Person.

        Section 4.4    Property.    The Company shall not sell, transfer, or dispose of any of its assets and properties, other than in the ordinary course of business, or allow any of its assets and properties to become subject to a Lien.

        Section 4.5    Interim Financial Information, Investment K-1s.    From and after the date hereof, the Company shall supply the Purchaser with a copy of its Monthly Financial Statements within forty-five (45) days after the end of each month. Further, the Company shall provide the Purchaser with any and all financial statements, K-1s and/or reports received with respect to investments set forth on Schedule 2.4 hereto promptly following receipt thereof by the Company or the Seller.

        Section 4.6    Consents and Authorizations.    Subject to Section 5.1 the Seller and the Company shall, promptly after the date hereof, commence efforts to obtain the consents, waivers and authorizations listed on Schedule 2.3 hereto. The Seller and the Company shall diligently pursue and use their best efforts to obtain such consents, waivers and authorizations as promptly as practicable prior to the Closing Date.

        Section 4.7    Access.    Each of the Seller and the Company shall afford to the Purchaser and its counsel, accountants, agents and other authorized representatives and to financial institutions specified by the Purchaser reasonable access during business hours to the Company's plants, properties, books and records in order that the Purchaser may have full opportunity to make such reasonable investigations as it shall desire to make of the affairs of the Company. The Company shall cause its officers, employees and auditors to furnish such additional financial and operating data and other information as the Purchaser or its lender shall from time to time reasonably request.

        Section 4.8    Notice of Transfer.    Each of the Seller and the Company shall cooperate in providing any required notices to the appropriate Authority regarding any issues of ownership or control or change thereof (including, without limitation, any such issues relating to the Permits).

        Section 4.9    Disclosure.    To the extent the Company shall have taken any actions contrary to any of the covenants set forth in this Article IV, from and after December 31, 2002 and prior to the date hereof, such actions are set forth on Schedule 4.9 hereto. From and after the date hereof, the Company shall not take any actions contrary to any of the covenants set forth in this Article IV without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld.

        Section 4.10    Cooperation with the Purchaser.    Each of the Seller and the Company shall cooperate with the Purchaser as shall be necessary for the Purchaser to consummate this transaction and to obtain financing therefor.

        Section 4.11    Employees.    Prior to the Closing Date the Seller shall cause the Company to adjust the number of employees employed by the Company as directed by the Purchaser.

        Section 4.12    Affiliate Payables and Receivables.    On or prior to the Closing Date, all amounts due from or payable to the Seller and its Affiliates (other than Companies), on the one hand, and the Companies, on the other hand, shall be satisfied.

ARTICLE V

COVENANTS OF THE PURCHASER

        Section 5.1    Consents and Authorizations.    The Purchaser shall, promptly after the date hereof, commence efforts to obtain the consents, waivers and authorizations listed on Schedule 3.3. The Purchaser shall diligently pursue and use its best efforts to obtain such consents, waivers and authorizations as promptly as practicable prior to the Closing Date. The Purchaser shall, at its expense, manage the process of obtaining, with the Seller and the Company's assistance, all government consents and approvals required to carry out the transactions contemplated by this Agreement.

        Section 5.2    Telephone, Cable and Internet Service.

        (a)   The Purchaser agrees to cause Kadoka to provide residential local exchange telephone service without charge to Sadie Williams, Bruce G. Conlee and Virginia L. Conlee for so long as such person maintain a residence within Kadoka's exchange boundaries.

        (b)   The Purchaser agrees to cause to be provided to Marilyn M. Haugen, William G. Haugen Jr. and William G. Haugen, Sr.:

    (i)
    by Union, two fully featured lines (including voice messaging) for residential local exchange telephone service without charge for so long as such person maintains a residence within Union's exchange boundaries;

    (ii)
    by Union or TelNET, internet services without charge for so long as such person maintains a residence within Union's exchange boundaries and for so long as Union or TelNET is a provider of internet services within Union's exchange boundaries; and

    (iii)
    by WMW, cable television full package service without charge for so long as such person maintains a residence within WMW's existing service area and for so long as WMW is a provider of cable television service.

        Section 5.3    Cooperation with the Seller and the Company.    The Purchaser shall cooperate with the Seller and/or the Company as shall be necessary for the Seller and/or the Company to consummate this transaction.

ARTICLE VI

OTHER AGREEMENTS

        The parties hereto further agree as follows:

        Section 6.1    Agreement to Defend.    In the event any claim of the nature specified in Section 7.4 or Section 8.3 hereof is commenced, whether before or after the Closing Date, the parties hereto agree to cooperate and use all reasonable efforts to defend against and respond thereto.

        Section 6.2    Further Assurances.    On the terms and subject to the conditions of this Agreement, the parties hereto shall use all reasonable efforts at their own expense, subject to the provisions of Section 12.13, to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Regulations to consummate and make effective as promptly as possible the transactions contemplated by this Agreement, and to cooperate with each other in connection with the foregoing, including, without limitation, using all reasonable efforts (a) to obtain all necessary waivers, consents and approvals from other parties to loan agreements, leases, mortgages and other Contracts, (b) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any Regulations or in connection with any Permits, (c) to lift or rescind any injunction or restraining order or other Order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and (d) to fulfill all conditions to the obligations of the parties under this Agreement. Each of the parties hereto further covenants and agrees that it shall use all reasonable efforts to prevent a threatened or pending preliminary or permanent injunction or other Order.

        Section 6.3    No Solicitation or Negotiation.    Unless and until this Agreement is terminated, neither the Seller nor the Company shall, and each shall use best efforts to cause its Affiliates, and the directors, officers, employees, representatives, agents, advisors, accountants, shareholders and attorneys of each of them, not to initiate or solicit, directly or indirectly, any inquiries or the making of any proposal with respect to, or engage in negotiations concerning, or provide any confidential information or data to any Person with respect to, or have any discussions with any Person relating to, any acquisition, business combination or purchase of all or any significant asset of, or any equity interest in, directly or indirectly, the Company, or otherwise facilitate any effort or attempt to do or seek any of the foregoing and shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

        Section 6.4    Public Announcements.    Prior to the Closing Date, no party hereto nor any Affiliate, representative or shareholder of such party, shall disclose any of the terms, of this Agreement, including but not limited to the Purchase Price, to any third party, except as required by law or in connection with a securities filing and in connection with the Purchaser's financing of the transactions contemplated hereby, without the other parties' prior written consent. Prior to the Closing Date, the form, content and timing of all press releases, public announcements or publicity statements (but excluding disclosures necessitated by any securities filing) with respect to this Agreement shall be subject to the prior approval of both the Seller and the Purchaser.

        Section 6.5    Records and Information.

        (a)   Retention of Records. Except as otherwise required by Regulation or agreed to in writing, the Seller and the Purchaser shall each retain, and shall cause their respective Affiliates to retain, for a period of at least four (4) years, or, if greater, the period required by applicable Regulation, following the Closing Date, all records, books, contracts, instruments, computer data and other data and information (collectively, "Information") relating to the Company.

        (b)   Access to Information. From and after the Closing Date, the Seller shall afford to the Purchaser and its authorized accountants, counsel and other designated representatives reasonable access (including using reasonable efforts to give access to Persons or firms possessing Information) and duplicating rights during normal business hours to all Information within the Seller's possession relating to the Company, insofar as such access is reasonably required by the Purchaser. Similarly, the Purchaser shall afford to the Seller and their authorized accountants, counsel, and other designated representatives reasonable access (including reasonable efforts to give access to Persons or firms possessing Information) and duplicating rights during normal business hours to Information within the Purchaser's possession relating to the Company or its business as conducted prior to the Closing Date, insofar as such access is reasonably required by the Seller.

        (c)   Witnesses. At all times from and after the Closing Date, each of the Seller and the Purchaser shall use reasonable efforts to make available to the other, upon written request, its and its Affiliates' officers, directors, employees and agents as witnesses to the extent that such Persons may reasonably be required in connection with any legal, administrative or other proceedings in which the requesting party may from time to time be involved, at no cost; provided, however, that a party producing such witnesses shall be entitled to receive from the requesting party, upon presentation therefor, payment for such out-of-pocket costs and disbursements as may be reasonably incurred in producing such witnesses.

        Section 6.6    Other Tax Matters.

        (a)   Tax Returns. The parties hereto agree that the Seller shall prepare, and pay (but only to the extent not fully paid or reserved against on the Annual Financial Statements or the Monthly Financial Statements) all Taxes arising therefrom, all Tax Returns for the Company for the periods before the Closing Date and for all Taxes arising as a result of the transactions contemplated by this Agreement. Upon mutual agreement between the Seller and the Purchaser, the Company may prepare any such required Tax Returns. The Purchaser shall prepare, and pay all Taxes arising therefrom, all Tax Returns for the Company for the periods on and after the Closing Date.

        (b)   Information. The Purchaser and the Seller agree to furnish or cause to be furnished to each other, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company as is reasonably requested for the filing of any Tax Return, in determining a Tax liability or right to refund, for the preparation of any audit or other proceeding, and for the prosecution of any claim, suit or proceeding relating to a proposed Tax adjustment. The Purchaser and the Seller shall cooperate with each other in the conduct of any Tax audit or other Tax proceedings involving the Company.

        Section 6.7    Section 338(h)(10) Election.

        (a)   At the Purchaser's option, the Purchaser and the Seller shall jointly make or cause to be made an election under §338(h)(10) of the Code (and any corresponding elections under state, local, or foreign tax law (including an election similar to Section 338(g) of the Code with respect to a jurisdiction that allows such an election but not an election similar to Section 338(h)(10) of the Code)) (collectively the "Section 338(h)(10) Elections") with respect to the purchase and sale of the Shares of all or any of the Companies hereunder. The Seller shall pay any income tax attributable to the making of the Section 338(h)(10) Elections.

        (b)   The Purchaser shall be responsible for the preparation and timely filing of all forms necessary to implement the Section 338(h)(10) Elections. The Seller shall cooperate and assist with all reasonable requests of the Purchaser for assistance in the preparation and timely filing of all such forms reasonably necessary to implement the Section 338(h)(10) Elections.

        (c)   The Purchaser and the Seller shall use their best efforts to agree, as soon as practicable after the Closing, on the computation of the aggregate deemed sale price (as defined under Treasury Regulations Section 1.338-4) and any corresponding items for state and local tax purposes (the "ADSP"). As soon as practicable after the Closing, the Purchaser shall deliver to Seller a statement (the "Allocation Statement") computing and allocating the ADSP of the assets of the Companies with respect to which a Section 338(h)(10) election is being made in accordance with the Treasury Regulations promulgated under Section 338(h)(10). If, within thirty (30) days after the receipt of the Allocation Statement, the Seller objects to the allocation by the Purchaser of such amounts, and the Seller cannot in good faith reach agreement on the computation or allocation within thirty (30) days after notification of the objection, the Purchaser and the Seller within 5 days after the expiration of such thirty (30) day period shall submit the issue to arbitration by a nationally recognized accounting firm which has no material relationship with the Purchaser or the Seller as shall be mutually acceptable to the Purchaser and the Seller for resolution of the disagreement within sixty (60) days, it being agreed that the Purchaser and the Seller will jointly share the fees and expenses of such accounting arbitration firm. If the Seller does not respond within thirty (30) days, or upon the resolution of the disagreement, the allocations determined pursuant to this Section 6.7 shall be binding upon the parties and shall be used for purposes of all relevant tax returns, reports and filings.

        Section 6.8    Vermeer 5750 and Redi Haul Trailer.    The Purchaser shall purchase the Vermeer 5750 and Redi Haul Trailer leased by Union from MJD Capital Corp. on the Closing Date for the sum equal to the net book value of the Vermeer 5750 and the Redi Haul Trailer as contained in the MJD Capital Corp. financial records.

        Section 6.9    Noncompetition.    The Seller covenants to the Purchaser that for a period of three (3) years following the Closing Date, the Seller shall not engage in the business of providing local telephone exchange or cable television within the Counties of Minnehaha, McCook, Douglas or Jackson, State of South Dakota, either directly or indirectly, as an owner, shareholder, partner, general partner, limited partner, limited liability partner, joint venturer, member or equity holder, or as a manager, independent contractor or other administrator. The Seller acknowledges and agrees that this covenant not to compete is given in consideration of the sale of a business containing goodwill.

ARTICLE VII

CONDITIONS TO THE OBLIGATIONS OF THE PURCHASER

        The obligations of the Purchaser under this Agreement shall be subject to the satisfaction of each of the following conditions unless waived in writing by the Purchaser:

        Section 7.1    Representations and Warranties.    The representations and warranties of the Seller and the Company contained in Article II hereof and elsewhere in this Agreement and all information contained in any Schedule or attachment hereto shall be true and correct in all material respects when made and on the Closing Date as though then made, except as expressly provided herein or therein. The Seller and the Company shall have performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed and complied with by them prior to and on the Closing Date. The Seller shall have delivered to the Purchaser a certificate, dated the Closing Date, in a form reasonably satisfactory to the Purchaser, certifying to the foregoing, and providing such supplemental information, agreements and disclosures as shall be necessary to make such representations and warranties as accurate on the Closing Date as on the date originally given. Notwithstanding the foregoing, in the event such certificate, as delivered by Seller on the Closing Date, identifies, sets forth, or details any actions, events, omissions or conditions, which if not disclosed on such certificate, would constitute a breach of any representation, warranty or covenant contained herein or in any agreement, certificate, document, instrument, schedule or exhibit delivered in conjunction herewith and pursuant hereto, then Purchaser shall nonetheless be entitled to indemnification pursuant to the provisions of Article XI hereof for any claims, losses, costs, expenses, damages, injuries, or other liabilities, including reasonable attorneys' fees, incurred as a result of such disclosed actions, events, omissions or conditions.

        Section 7.2    Consents and Approvals.    In the case of any joint consents, approvals, authorizations or Orders, the Seller, the Company and the Purchaser shall have jointly obtained all consents, approvals, Orders, qualifications, licenses, Permits, regulatory approvals (including but not limited to any necessary consent, approval, exemption or notice as required by (a) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (b) the South Dakota Public Utility Commission) and other authorizations, whether specified on Schedules 2.3 and 3.3 hereto or not. In all other cases the Seller and the Company shall have obtained all consents, approvals, authorizations or Orders and given all notices, required by all applicable Regulations, Orders and Contracts binding on any of the Seller, the Company or the Purchaser or any of their respective properties and assets, with respect to the execution, delivery and performance of this Agreement. Purchaser shall advise Seller of any such known consents, approvals, authorizations, Orders or notices required with respect to the execution, delivery and performance of this Agreement. Purchaser shall cooperate with and assist Seller and the Company in all reasonable requests for assistance in obtaining any consents, approvals, Orders, qualifications, licenses, Permits, regulatory approvals or other authorizations reasonably required to consummate the transactions contemplated herein.

        Section 7.3    No Material Adverse Change.    There shall have been no Material Adverse Change in the business, properties, financial condition or results of operations of the Company since December 31, 2002 through the Closing Date. The Purchaser shall have received a certificate, dated the Closing Date, from the Seller, in a form reasonably satisfactory to the Purchaser, certifying to the foregoing.

        Section 7.4    No Proceeding or Litigation.    No Order or Regulation shall be in effect and no litigation shall have been consummated or threatened which would prevent the consummation of the transactions contemplated hereby.

        Section 7.5    Secretary's Certificate.    The Purchaser shall have received a certificate, signed by the Secretary of the Company dated the Closing Date, as to the charter (attaching a Secretary of State certified copy thereof, with all amendments) and bylaws of the Company, respectively, and the resolutions adopted by the shareholders and directors of MJD, Union, Armour, WMW and Kadoka in connection with this Agreement in a form reasonably satisfactory to the Purchaser.

        Section 7.6    Certificates of Good Standing.    At the Closing, the Company shall have delivered to the Purchaser certificates issued by the appropriate governmental authorities evidencing the good standing of the Company in their respective jurisdictions of incorporation as of a date not more than fifteen (15) days prior to the Closing Date.

        Section 7.7    Resignations.    The Seller shall have caused all directors and officers of the Company to have resigned.

        Section 7.8    Other Documents.    The Purchaser shall have been furnished with such other and further documents and certificates, including certificates of the Seller, or the Company's officers, directors and others, as the Purchaser shall reasonably request to evidence compliance with the conditions set forth in this Agreement.

        Section 7.9    Liens.    The Seller shall have removed all Liens on the Shares and/or on the assets and properties of the Company other than Permitted Liens.

        Section 7.10    Delivery of Minute Books.    The Seller shall have delivered at Closing all original minute books, corporate seals and stock transfer records of the Company.

        Section 7.11    Delivery of Financial Statements.    The Seller shall have delivered the Monthly Financial Statements from and after the date hereof as soon as such Monthly Financial Statements shall have been prepared, all as provided in Section 4.5 hereof.

        Section 7.12    Employees.    The Seller shall have caused the Company to adjust the number of its employees as directed by the Purchaser as provided in Section 4.11.

ARTICLE VIII

CONDITIONS TO THE OBLIGATIONS OF THE SELLER

        The obligations of the Seller under this Agreement shall be subject to the satisfaction of each of the following conditions unless waived in writing by the Seller:

        Section 8.1    Representations and Warranties.    The representations and warranties of the Purchaser contained in Article III hereof and elsewhere in this Agreement and all information contained in any Schedule or attachment hereto shall be true and correct in all material respects when made and on the Closing Date as though then made, except as expressly provided herein or therein. The Purchaser shall have performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed and complied with by it prior to and on the Closing Date. An officer of the Purchaser in his capacity as such shall have delivered to the Seller a certificate, dated the Closing Date, in a form reasonably satisfactory to the Seller, certifying to the foregoing, and providing such supplemental information, agreements and disclosures as shall be necessary to make such representations and warranties as accurate on the Closing Date as on the date originally given. Notwithstanding the foregoing, in the event such certificate, as delivered by Purchaser on the Closing Date, identifies, sets forth, or details any actions, events, omissions or conditions, which if not disclosed on such certificate would constitute a breach of any representation, warranty or covenant contained herein or in any agreement, certificate, document, instrument, schedule or exhibit delivered in conjunction herewith and pursuant hereto, then Seller shall nonetheless be entitled to indemnification pursuant to the provisions of Article XI hereof for any claims, losses, costs, expenses, damages, injuries, or other liabilities, including reasonable attorneys' fees, incurred as a result of such disclosed actions, events, omissions or conditions.

        Section 8.2    Consents and Approvals.    In the case of any joint consents, approvals, authorizations or Orders, the Purchaser, the Seller and the Company shall have jointly obtained all consents, approvals, Orders, qualifications, licenses, Permits, regulatory approvals (including but not limited to any necessary consent, approval, exemption or notice as required by (a) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (b), the South Dakota Public Utility Commission) and other authorizations, whether specified on Schedules 2.3 and 3.3 hereto or not. In all other cases the Seller and the Company shall have obtained all consents, approvals, authorizations or Orders and given all notices, required by all applicable Regulations, Orders and Contracts binding on any of the Purchaser, the Seller or the Company or any of their respective properties and assets, with respect to the execution, delivery and performance of this Agreement. Purchaser shall advise Seller of any such known consents, approvals, authorizations, Orders or notices required with respect to the execution, delivery and performance of this Agreement. Purchaser shall cooperate with and assist Seller and the Company in all reasonable requests for assistance in obtaining any consents, approvals, Orders, qualifications, licenses, Permits, regulatory approvals or other authorizations reasonably required to consummate the transactions contemplated herein.

        Section 8.3    No Proceeding or Litigation.    No Order or Regulation shall be in effect and no litigation shall have been consummated or threatened which would prevent the consummation of the transactions contemplated hereby.

        Section 8.4    Secretary's Certificate.    The Seller shall have received a certificate, signed by the Secretary of the Purchaser, dated the Closing Date, as to the charter and bylaws of the Purchaser and the resolutions adopted by the directors of the Purchaser in connection with this Agreement in a form reasonably satisfactory to the Seller and a certificate issued by the appropriate governmental authority evidencing the good standing of the Purchaser in its jurisdiction of incorporation as of a date not more than fifteen (15) days prior to the Closing Date.

ARTICLE IX

CLOSING

        Section 9.1    Closing.    Unless this Agreement shall have been terminated or abandoned pursuant to the provisions of Article X hereof, a closing of the transactions contemplated by this Agreement (the "Closing") shall be held on or before December 1, 2003 (or on such date either before or after December 1, 2003 as the parties hereto shall mutually agree, which shall be on the first day of the month which is at least ten (10) days after receipt of all SDPUC and FCC and other approvals required as a precondition to Closing) (the "Closing Date") in the offices of the Seller's counsel; provided, that the Closing shall occur as soon as practicable after the satisfaction of the conditions contained in Articles VII and VIII hereof.

        Section 9.2    Closing Date Payment and Receipt of Shares.    On the Closing Date (i) the Seller will assign and transfer to the Purchaser good and valid title in and to the Shares, free and clear of all

Liens, by delivering to the Purchaser stock certificates representing the Shares, duly endorsed for transfer and accompanied by duly executed stock powers endorsed in blank; (ii) the Purchaser shall, by wire transfer of same-day funds, deposit in an escrow account the amount of One Million and No/100 Dollars ($1,000,000.00) ("Escrow Funds") all as provided in Section 11.2 hereof; (iii) the Purchaser shall, by wire transfer of same-day funds, pay to the Seller, the amount of the Adjusted Purchase Price for all of the Shares, less the Escrow Funds; and (iv) the parties shall deliver to each other the documents required under this Agreement to be delivered at the Closing.

ARTICLE X

TERMINATION AND ABANDONMENT

        Section 10.1    Methods of Termination.    This Agreement may be terminated and the transactions herein contemplated may be abandoned at any time:

        (a)   Mutual Consent. By mutual written consent of the Purchaser and the Seller.

        (b)   The Seller's Failure to Perform. By the Purchaser if as of the Closing Date any of the conditions specified in Article VII hereof have not been satisfied (and remain so unsatisfied for more than twenty (20) days after the Purchaser has notified the Seller in writing thereof) or if any of the Seller or the Company are otherwise in default in any material respect under this Agreement (and remains in default for more than twenty (20) days after the Purchaser has notified the Seller in writing of such default) or if at any time prior to the Closing Date it becomes apparent to the Purchaser (on reasonable grounds) that any of the Seller or the Company will be unable to satisfy one or more of the representations and warranties in Article II hereof or one or more of the covenants or agreements in Articles IV, VI or VII hereof.

        (c)   The Purchaser's Failure to Perform. By the Seller if as of the Closing Date any of the conditions specified in Article VIII hereof have not been satisfied (and remain so unsatisfied for more than twenty (20) days after the Seller has notified the Purchaser in writing thereof) or if the Purchaser is otherwise in default in any material respect under this Agreement (and remains in default for more than twenty (20) days after the Seller has notified the Purchaser in writing of such default) or if at any time prior to the Closing Date it becomes apparent to the Seller (on reasonable grounds) that the Purchaser will be unable to satisfy one or more of its representations and warranties in Article III hereof or one or more of the covenants or agreements in Articles V, VI or VIII hereof.

        (d)   Failure to Close by February 1, 2004. By either party in the event the Closing has not occurred by February 1, 2004, unless such failure to close shall be due to a breach of this Agreement by the party seeking to terminate the Agreement, or such failure to close shall be due to the non-receipt of approval from the SDPUC, which approval has been diligently sought, in which last case this date shall be extended for one hundred twenty (120) days automatically.

        (e)   Material Adverse Change. By the Purchaser if a Material Adverse Change shall be shown or indicated in any of the Monthly Financial Statements delivered after the date hereof or otherwise with respect to any of the conditions to Closing set forth in Section 7.3 hereof, and written notice of termination of this Agreement shall have been given by the Purchaser within thirty (30) business days of the Purchaser's receipt of such Monthly Financial Statements or the Purchaser's discovery of such Material Adverse Change.

        (f)    Remedies. In the event of any failure to perform as described in this Section 10.1, the non-breaching party shall have such remedies for breach of contract as are allowed by law in addition to or in substitution of the right of termination.

        Section 10.2    Procedure Upon Termination.    If this Agreement is terminated as provided herein:

        (a)   Return of Records. Each party shall as promptly as practicable redeliver to the party furnishing the same, all data, information and other written material (including all copies thereof) of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof.

        (b)   Confidentiality. All information received by any party hereto with respect to the business of any other party (other than information which is a matter of public knowledge or which has heretofore been or is hereafter published in any publication for public distribution or filed as public information with any governmental authority) shall not at any time be used by such party, or disclosed to third parties.

ARTICLE XI

SURVIVAL OF TERMS; INDEMNIFICATION

        Section 11.1    Survival; Limitations.    All of the terms and conditions of this Agreement, together with the representations, warranties and covenants contained herein or in any instrument or document delivered or to be delivered pursuant to this Agreement and the agreements of the parties to indemnify each other as set forth in this Article XI shall survive the execution of this Agreement and the Closing Date notwithstanding any investigation heretofore or hereafter made by or on behalf of any party hereto and shall continue for, and all claims with respect thereto shall be made eighteen (18) months from the Closing Date (the "Indemnification Period") provided, however, that with respect to the representations set forth in Sections 2.7 and 2.8 hereof, the Indemnification Period shall survive in perpetuity and provided further that with respect to any income tax liability of the Company attributable to any activities or transactions occurring by any of them prior to the Closing Date, the agreement of the Seller to indemnify the Purchaser and its Affiliates shall survive until, and all claims with respect thereto shall be made prior to, the expiration of the applicable statute of limitations prescribed by Section 6501 of the IRC, as such statutes of limitations may have been or be extended by agreement from time to time.

        Section 11.2    Escrow of Liquid Assets.    One Million and No/100 Dollars ($1,000,000.00) of the Adjusted Purchase Price otherwise payable to Seller for the Shares (the "Escrow Funds") shall be maintained in an escrow account (the "Escrow Account") in                        pursuant to the terms and provisions of an Escrow Agreement to be executed at Closing substantially in the form attached hereto as Exhibit 11.2 (the "Escrow Agreement"). In addition to seeking indemnification directly from Seller under the provisions of Section 11.3 hereof, the Purchaser may make a claim from the Escrow Account for payment of any indemnity payment due under Section 11.3 in the manner provided in the Escrow Agreement.

        Section 11.3    Indemnification by the Seller.    After the Closing Date, subject to the limitations set forth in Sections 11.1, 11.8, 11.9 and 11.10 hereof, the Purchaser and its Affiliates (including, without limitation, the Company) and their respective officers, directors, employees, shareholders, representatives and agents, as well as their respective heirs, successors and assigns, shall be indemnified and held harmless by the Seller, against and in respect of any and all damage, loss, liability, cost or expense (including, unless otherwise provided herein, the reasonable fees and expenses of counsel resulting from, or in respect of, any of the following:

        (a)    Misrepresentation or Breach. Any misrepresentation or breach of warranty or covenant of any of the Seller or the Company contained in this Agreement, including those disclosed pursuant to the certificate provided for in Section 7.1 hereof, or any nonfulfillment of any obligation on the part of the Seller to be performed after the Closing under this Agreement, or contained in any Schedule or Exhibit to this Agreement.

        (b)    Taxes. All Taxes of the Seller, of the Company or with respect to their investments or income, including but not limited to any and all income attributable to any period prior to the Closing Date.

        (c)    Other Claims. Any Claim of a third party arising out of the business or operations of the Company prior to the Closing Date or any Claim resulting from or arising out of the ownership, management or use of the Shares and/or the business of the Company prior to the Closing Date.

        (d)    Related Expenses. All expenses and costs, including but not limited to reasonable legal fees, paid or incurred in connection with any such indemnified Claim.

        Section 11.4    Indemnification by the Purchaser.    After the Closing Date, subject to the limitations set forth in Sections 11.1, 11.8, 11.9 and 11.10 hereof, the Seller and its Affiliates and their respective officers, directors, employees, shareholders, representatives and agents as well as their respective heirs, successors and assigns, shall be indemnified and held harmless by the Purchaser and the Company against and in respect of any and all damage, loss, liability, cost or expense (including, unless otherwise provided herein, the reasonable fees and expenses of counsel resulting from, or in respect of, any of the following:

        (a)    Misrepresentation or Breach. Any misrepresentation or breach of warranty or covenant of the Purchaser contained in this Agreement, including those disclosed pursuant to the certificate provided for in Section 8.1 hereof or any nonfulfillment of any obligation on the part of the Company (to be performed after the Closing) or the Purchaser under this Agreement, or contained in any Schedule or Exhibit to this Agreement.

        (b)    Taxes. All Taxes of the Purchaser or of the Company attributable to any period on or after the Closing Date.

        (c)    Other Claims. Any Claim of a third party arising out of the business or operations of the Company after the Closing Date, or any Claim resulting from or arising out of the ownership, management or use of the Shares and/or the Business of the Company on or after the Closing Date.

        (d)    Related Expenses. All expenses and costs, including but not limited to legal fees, reasonably paid or incurred in connection with any such indemnified Claim.

        Section 11.5    Third Party Claims.

        (a)    Generally. Except as otherwise provided in this Agreement, the following procedures shall be applicable with respect to indemnification for third party Claims. Promptly after receipt by the party seeking indemnification hereunder (hereinafter referred to as the "Indemnitee") of notice of the commencement of any action or the assertion of any Claim, liability or obligation by a third party (whether by legal process or otherwise), against which Claim, liability or obligation another party to this Agreement (hereinafter the "Indemnitor") is, or may be, required under this Agreement to indemnify such Indemnitee, the Indemnitee shall, if a claim thereon is to be, or may be, made against the Indemnitor, immediately notify the Indemnitor in writing of the commencement or assertion thereof and give the Indemnitor a copy of such Claim or process and all legal pleadings. The Indemnitee's failure to give timely notice as required by this Section 11.5(a) shall not serve to eliminate or limit the Indemnitor's obligation to indemnify the Indemnitee unless such failure prejudices the rights of the Indemnitor, and then only to the extent of such prejudice. Moreover, the Indemnitee shall have the right to take any actions or steps it deems reasonable to avoid the occurrence of any prejudice to the rights of the Indemnitee. The Indemnitor shall have the right to assume the defense of such action with counsel of reputable standing unless with respect to such action (A) injunctive or equitable remedies have been sought therein in respect of the Indemnitee or its business or (B) such action is for an alleged amount of less than Five Thousand Dollars ($5,000); provided, that the Indemnitee and counsel to the Indemnitee shall have the right to participate in the defense of any and all Claims pursuant to the provisions of Section 11.5(b) hereof. The Indemnitor and the Indemnitee shall reasonably cooperate in the defense of such Claims. If the Indemnitee shall be required by judgment or a settlement agreement to pay any amount in respect of any obligation or liability against which the Indemnitor has agreed to indemnify the Indemnitee under this Agreement, the Indemnitor shall immediately pay such amount to the Indemnitee in order to enable the Indemnitee to make such payment, and otherwise shall promptly reimburse the Indemnitee in an amount equal to the amount of such payment, in either case, plus all reasonable out-of-pocket expenses (including legal fees and expenses) incurred by such Indemnitee at the specific request of the Indemnitor, as provided above, or as otherwise authorized by Section 11.5(b) hereof, in connection with such obligation or liability subject to this Article XI. No Indemnitor, in the defense of any such Claim, shall, except with the consent of the Indemnitee, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liability with respect to such Claim. In the event that the Indemnitor does not accept the defense of any matter for which it is entitled to assume such defense as provided in this Section 11.5(a), the Indemnitee shall have the full right to defend against any such Claim and shall be entitled to settle or agree to pay in full such Claim in its sole discretion. With respect to any matter as to which the Indemnitor is not entitled to assume the defense pursuant to the terms of this Section 11.5(a), the Indemnitee shall not enter into any settlement for which an indemnification Claim will be made hereunder without the approval of the Indemnitor, which shall not be unreasonably withheld.

        (b)    Counsel. An Indemnitee shall have the right to employ its own counsel, but the fees and expenses of such counsel shall be at the expense of the Indemnitee, unless (i) the employment of such counsel shall have been authorized in writing by the Indemnitor in connection with the defense of such Claim and the Indemnitor has agreed in writing to pay such fees and expenses, or (ii) the Indemnitor shall not have employed counsel in the defense of such Claim (which counsel may be in-house counsel unless and until a lawsuit has been commenced). In either of which events, such fees and expenses of not more than one additional counsel for the Indemnitee shall be borne by the Indemnitor.

        Section 11.6    Other Claims.

        (a)    In the event an Indemnitee should have a claim under this Article XI against an Indemnitor that does not involve a third party Claim, the Indemnitee shall promptly give notice (the "Indemnitee Notice") and the details thereof, including copies of all relevant information and documents, to the Indemnitor within a period of thirty (30) days following the discovery of the claim by the Indemnitee (the "Claim Notice Period"). The failure by any Indemnitee to give the Indemnitee Notice within the Claim Notice Period shall not impair the Indemnitee's rights hereunder except to the extent that the Indemnitor demonstrates that it has been prejudiced thereby. The Indemnitor will notify the Indemnitee within a period of twenty (20) days after the receipt of the Indemnitee Notice by the Indemnitor (the "Indemnity Response Period") whether the Indemnitor disputes its liability to the Indemnitee under this Article XI with respect to such Claim. If the Indemnitor notifies the Indemnitee that it does not dispute the Claim described in such Indemnitee Notice or fails to notify the Indemnitee within the Indemnity Response Period whether the Indemnitor disputes the claim described in such Indemnitee Notice, the actual damages as finally determined will be conclusively deemed to be a liability of the Indemnitor under this Article XI and the Indemnitor shall pay the amount of such damages to the Indemnitee on demand. If the Indemnitor notifies the Indemnitee within the Indemnity Response Period that the Indemnitor disputes its liability with respect to such Claim, the Indemnitor and the Indemnitee will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within a period of thirty (30) days from the date of such notice or such longer period as may be agreed to by the parties in writing, such dispute shall be resolved by arbitration in accordance with Section 11.6(b) hereof.

        (b)    Any dispute required to be submitted to arbitration pursuant to this Section 11.6 shall be finally and conclusively determined in accordance with the Commercial Arbitration Rules of the

American Arbitration Association (the "Rules of Arbitration") then in effect by the decision of three (3) arbitrators (the "Board of Arbitration") selected in accordance with the Rules of Arbitration. The Board of Arbitration shall meet in Chicago, Illinois and shall render a decision in writing (concurred in by a majority of the members of the Board of Arbitration) with respect to and stating the amount, if any, which the Indemnitor is required to pay to the Indemnitee in respect of the claim made by the Indemnitee. The decision of the Board of Arbitration shall be rendered as soon as practical following commencement of proceedings with respect thereto. The Board of Arbitration shall cause its written decision to be delivered to the Indemnitee and the Indemnitor. Any decision made by the Board of Arbitration shall be final, binding and conclusive on the Indemnitee and the Indemnitor and entitled to be enforced to the fullest extent permitted by law and entered in any court of competent jurisdiction.

        The parties hereto hereby consent to the jurisdiction of the foregoing Board of Arbitration and to the jurisdiction of any local, state or Federal court located in the States of North Carolina or South Dakota for the purpose of enforcing the decision or award of the Board of Arbitration or otherwise. The parties hereto agree that all service of process may be made on any such party by personal delivery or by registered or certified mail addressed to the appropriate party at the address for such party set forth in this Agreement.

        All fees, costs and expenses of the prevailing party in any arbitration, including, but not limited to, attorneys' fees, shall be paid by the losing party and shall be awarded to the prevailing party as part of the decision of the Board of Arbitration. For purposes hereof, a "Prevailing Party" shall mean the party which substantially prevails in its position in arbitration. Each and every arbitration proceeding commenced pursuant to this Section 11.6(b) shall be consolidated with any arbitration proceedings simultaneously or previously commenced (but not concluded) under this Section 11.6(b).

        Section 11.7    Continued Liability for Indemnity Claims.    The liability of any Indemnitor hereunder with respect to claims hereunder shall continue for so long as any Claims for indemnification may be made hereunder pursuant to this Article XI and, with respect to any such indemnification Claims duly and timely made, thereafter until the Indemnitor's liability therefore is finally determined and satisfied.

        Section 11.8    Basket Amount.

        (a)    Indemnification by the Seller. Notwithstanding anything to the contrary herein, the Seller will have no liability (for indemnification or otherwise) with respect to the matters described in Section 11.3 of this Agreement until the total of all damages suffered by the Purchaser and/or its Affiliates exceeds Two Hundred Thousand Dollars ($200,000) (the "Basket Amount"), and then only for the amount by which such damages exceed the Basket Amount.

        (b)    Indemnification by the Purchaser. Further, notwithstanding anything to the contrary herein, the Purchaser will have no liability (for indemnification or otherwise) with respect to the matters described in Section 11.4 of this Agreement (other than the nonfulfillment, in whole or in part, of any obligation on the part of the Purchaser under this Agreement which relates to the payment of the Adjusted Purchase Price) until the total of all damages suffered by the Seller and/or their Affiliates exceeds the Basket Amount and then only for the amount by which such damages exceed the Basket Amount.

        Section 11.9    Limitations on Indemnifications.    Notwithstanding anything to the contrary contained in this Agreement, the aggregate liability of the Seller under this Article XI shall not exceed the amount of one half of the Adjusted Purchase Price.

        Section 11.10    Exclusive Remedy.    Each Indemnitee's rights under and subject to the provisions of this Article XI shall be the Indemnitee's sole and exclusive remedy with respect to any claim against any Indemnitor based upon (i) those matters set forth in Section 11.3(a) through (d) inclusive, in the case of Claims by the Purchaser and/or its Affiliates, and (ii) those matters set forth in Section 11.4(a) through (d) inclusive, in the case of Claims by the Seller and/or its Affiliates, and the parties hereby waive and relinquish any and all other applicable rights and remedies, if any, to which they may otherwise at any time be entitled; provided, however, that all Indemnitees shall retain their legal and equitable remedies with respect to Claims arising from fraud or from misrepresentations that are knowingly or intentionally made, with respect to Claims arising from Section 6.3 and Section 10.1 hereof and with respect to covenants and agreements to be performed and complied with by Indemnitors subsequent to the Closing Date.

ARTICLE XII

GENERAL PROVISIONS

        Section 12.1    Amendment and Modification.    Subject to applicable Regulations, this Agreement may be amended, modified and supplemented at any time with respect to any of the terms contained herein, by a written agreement signed by all of the parties hereto.

        Section 12.2    Waiver.    The failure of any party hereto to comply with any obligation, covenant, agreement or condition herein may be waived in writing by the other parties hereto, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing.

        Section 12.3    Certain Definitions.

        "Adjusted Purchase Price" shall have the meaning ascribed to such term in Section 1.2.

        "Affiliate" shall mean, with regard to any Person, any Person which, directly or indirectly, controls, is controlled by, or is under common control with, such Person thereof. "Control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

        "Agreement" shall have the meaning ascribed to such term in the preamble hereof.

        "Annual Financial Statements" shall have the meaning ascribed to such term in Section 2.9 hereof.

        "Armour Common Stock" shall have the meaning ascribed to such term in the recitals hereof.

        "Armour Preferred Stock" shall have the meaning ascribed to such term in the recitals hereof.

        "Authority" shall mean any governmental authority, including, without limitation, the FCC and the SDPUC and all municipalities in which the Company engages in business, and any other governmental, regulatory or administrative body, agency, commission, board of arbitrators, or any court or judicial authority, whether Federal, state, local or foreign.

        "Base Purchase Price" shall have the meaning ascribed to such term in Section 1.2 hereof.

        "Business Day" shall mean any day that is not a Saturday or Sunday and that in North Carolina or South Dakota is not a day on which banking institutions are generally authorized or obligated by Regulation to close.

        "Claim" shall mean any action, written claim, complaint, lawsuit, written demand, suit, notice of a violation, litigation, proceeding, arbitration or other dispute noticed in writing, or otherwise, whether civil, criminal, administrative or otherwise, by any Authority or other Person.

        "Closing" shall have the meaning ascribed to such term in Section 9.1 hereof.

        "Closing Balance Sheet" shall have the meaning ascribed to such term in Section 1.3 hereof.

        "Closing Date" shall have the meaning ascribed to such term in Section 9.1 hereof.

        "Company" shall have the meaning ascribed to such term in the preamble hereof.

        "Contract" shall mean any agreement, contract, commitment, instrument or other binding arrangement or understanding, whether written or oral.

        "Employee Benefits" shall have the meaning ascribed to such term in Section 2.17.

        "Environmental Law" shall mean any Regulation or Order, including, but not limited to, any term or condition included in a validly issued Permit to construct or operate a facility subject to any Regulation or Order, which relates to or otherwise imposes liability or standards of conduct concerning environmental matters, mining or reclamation of mined land, discharges, emissions, releases or threatened releases of noises, odors or any pollutants, contaminants or hazardous or toxic wastes, substances or materials, whether as matter or energy, into ambient air, water or land or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of pollutants, contaminants or hazardous wastes, substances or materials, including (but not limited to) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Toxic Substances Control Act of 1976, as amended, the Federal Water Pollution Control Act Amendments of 1972, the Clean Water Act of 1977, as amended, any so-called "superlien" law and any other similar Regulation by any Authority in effect on or before the Closing Date.

        "Escrow Account" shall have the meaning ascribed to such term in Section 11.2 hereof.

        "Escrow Agreement" shall have the meaning ascribed to such term in Section 11.2 hereof.

        "Escrow Funds" shall have the meaning ascribed to such term in Section 11.2 hereof.

        "FCC" shall mean the Federal Communications Commission.

        "GAAP" shall mean generally accepted accounting principles currently in effect in the United States of America applied on a consistent basis.

        "Hazardous Materials" shall have the meaning ascribed to such term in Section 2.18 hereof.

        "Indemnitee" shall have the meaning ascribed to such term in Section 11.4(a) hereof.

        "Indemnitor" shall have the meaning ascribed to such term in Section 11.4(a) hereof.

        "IRC" or the "Code" means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

        "IRS" means the Internal Revenue Service.

        "Lien" shall mean any security interest, lien, mortgage, pledge, hypothecation, encumbrance, claim, easement, restriction (on transfer or otherwise) or interest of another Person of any kind or nature.

        "Material Adverse Change" shall mean any developments or changes which would have a Material Adverse Effect.

        "Material Adverse Effect" shall mean any change, effect or circumstance that is adverse to the business, properties, financial condition or results of operations of the Company which is material to the Company, taken as a whole, but shall not include any change, effect or circumstance that is generally applicable to or in (i) the telecommunications industry generally, (ii) the United States or South Dakota economy or the economy generally, or (iii) the South Dakota, United States or global financial or capital markets. For purposes of this Agreement, a change, effect or circumstance which has a financial impact greater than the Basket Amount shall be deemed to be material to the Company taken as a whole.

        "Monthly Financial Statements" shall have the meaning ascribed to such term in Section 2.9 hereof.

        "Order" shall mean any judgment, decree (consent or otherwise), order, injunction (preliminary or permanent), stipulation, ruling, decree or consent of or by an Authority.

        "Permits" shall have the meaning ascribed to such term in Section 2.23 hereof.

        "Permitted Liens" shall mean (i) statutory Liens for Taxes not yet due and payable, (ii) such imperfections or irregularities of title, liens, easements, charges or encumbrances as do not interfere with the present use of the properties or assets subject thereto or affected thereby, do not otherwise impair present business operations at such properties, or do not have a Material Adverse Effect on the value of such properties and assets, and (iii) reservations of coal, oil, gas, minerals and mineral interests, whether or not of record.

        "Person" shall mean any corporation, partnership, joint venture, organization, limited liability company, entity, Authority or natural person, together with any and all heirs, successors, representatives and assigns thereof.

        "Purchaser" shall have the meaning ascribed to such term in the preamble hereof.

        "Regulation" shall mean any law, statute, regulation, ordinance, requirement, rule, executive order or binding action of or by an Authority.

        "SDPUC" shall mean the South Dakota Public Utility Commission.

        "Seller" or "Sellers" shall have the meaning ascribed to such term in the preamble hereof.

        "Shares" shall have the meaning ascribed to such term in the recitals hereof.

        "Tax Returns" shall have the meaning ascribed to such term in Section 2.15 hereof.

        "Tax" or "Taxes" means any income, gross receipt, net proceeds, alternative or add-on minimum, ad valorem, value added, estimated, turnover, sales, use, property, personal property (tangible and intangible), stamp, leasing, lease, user, excise, duty, franchise, transfer, license, withholding, payroll, employment, foreign, fuel, excess profits, occupational and interest equalization, windfall profits, severance and other taxes, charges, fees, levies or other assessments of any kind whatsoever (including interest, penalties, fines and additions thereto) imposed by any taxing Authority, Federal, state, local or foreign.

        Section 12.4    Notices.    All notices, claims, requests, demands or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, by first class certified mail, return receipt requested, with postage paid, or by receipted overnight courier service to the intended recipient at the address specified below or at such other address as shall be designated by such party in any notice to the other parties.

Notices to the Purchaser:	With Copies to:
Golden West Telephone Properties, Inc. 415 Crown Street P.O. Box 411 Wall, SD 57790 ATTN: George Strandell, General Manager & CEO (605) 279-2161 (Phone) (605) 279-2727 (Fax)	Meyer & Rogers P.O. Box 1117 Pierre, SD 57501 ATTN: Darla Pollman Rogers (605) 224-7889 (Phone) (605) 224-9060 (Fax) dprogers.meyerandrogers@midconetwork.com (E-mail)
Notices to the Company and to the Seller:	With Copies to:
MJD Services Corp. 521 East Morehead Street, Suite 250 Charlotte, NC 28202 ATTN: Ryan Nelson, Director, Corporate Development (704) 227-3648 (Phone) (704) 344-8143 (Fax) rnelson@fairpoint.com (E-Mail)	KMZ Rosenman 401 S. Tryon Street, Suite 2600 Charlotte, NC 28202 ATTN: Susan L. Sowell, Esq. (704) 444-2000 (Phone) (704) 444-2060 (Fax) susan.sowell@kmzr.com (E-Mail)

FairPoint Communications, Inc.
521 East Morehead Street, Suite 250
Charlotte, NC 28202
ATTN: Shirley J. Linn, Vice President
              and General Counsel
(704) 344-8150 (Phone)
(704) 344-1594 (Fax)
slinn@fairpoint.com (E-mail)
and
Nations Media Partners 444 W. 47th Street, Suite 300 Kansas City, MO 64112 ATTN: J. Jay Lang (816) 960-0100 (Phone) (816) 960-0113 (Fax) jay@nationsmedia.com (E-mail)

        Section 12.5    Assignment.    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties hereto; provided, that the Purchaser may, without the prior written consent of the Seller or any other party hereto, assign its rights and obligations hereunder and under any other Contracts or documents executed or delivered in connection herewith to (i) an Affiliate of the Purchaser, or (ii) its lenders as collateral in connection with the financing of the transactions contemplated hereby. No such assignment shall relieve the assignor of such assignor's liability for any and all continuing obligations hereunder, however.

        Section 12.6    Governing Law.    This Agreement shall be governed by the laws of the State of South Dakota, without regard to its principles of conflict of laws.

        Section 12.7    Counterparts.    This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        Section 12.8    Headings.    The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 12.9    Entire Agreement.    This Agreement, including the Recitals, Schedules and Exhibits thereto, embodies the entire agreement and understanding of the parties hereto with regard to the subject matter hereof and supersedes all prior agreements, representations, warranties, promises, covenants, arrangements and understandings, oral or written, express or implied, among the parties with respect to such subject matter. There are no agreements, representations, warranties, promises, covenants, arrangements or understandings among the parties with respect to such subject matter other than those expressly set forth or referred to herein.

        Section 12.10    No Benefit.    This Agreement shall not be construed so as to confer any right or benefit upon any Person other than the signatories to this Agreement and each of their respective successors and permitted assigns.

        Section 12.11    Delays or Omissions.    No delay or omission to exercise any right, power or remedy accruing to any party hereto upon any breach or default of another party hereto under this Agreement shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any such breach or default or an acquiescence therein or of or in any similar breach or default thereafter occurring. All remedies, whether under this Agreement, by Regulation or otherwise, afforded to any party shall be cumulative and not alternative.

        Section 12.12    Severability.    Unless otherwise provided herein, if any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        Section 12.13    Expenses.    Each of the parties hereto shall bear its own expenses, including, without limitation, legal fees, taxes and expenses, with respect to this Agreement and the transactions contemplated hereby. Additionally, notwithstanding the foregoing, with respect to compliance with any notice and/or approval requirements of the South Dakota Public Utilities Commission or any other Authority necessitated by the transactions contemplated herein, the Purchaser shall pay any and all legal fees, filing fees and expenses of regulatory counsel incurred in connection therewith.

        Section 12.14    Time of the Essence.    Time is strictly of the essence with respect to the provisions of this Agreement.

        Section 12.15    Injunctive Relief.    The parties hereby agree that any remedy at law for any breach of the provisions of this Agreement shall be inadequate and that the nonbreaching party shall be entitled to injunctive relief in addition to any other remedy which such nonbreaching party might have at law or in equity.

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        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

GOLDEN WEST TELEPHONE PROPERTIES, INC.
/s/ RICHARD BAYE
By:	Richard Baye
Title:
President
MJD SERVICES CORP.
/s/ EUGENE B. JOHNSON
By:	Eugene B. Johnson
Title:
Chief Executive Officer
UNION TELEPHONE COMPANY OF HARTFORD
/s/ EUGENE B. JOHNSON
By:	Eugene B. Johnson
Title:
Chief Executive Officer
ARMOUR INDEPENDENT TELEPHONE CO.
/s/ EUGENE B. JOHNSON
By:	Eugene B. Johnson
Title:
Chief Executive Officer
WMW CABLE TV CO.
/s/ EUGENE B. JOHNSON
By:	Eugene B. Johnson
Title:
Chief Executive Officer
KADOKA TELEPHONE CO.
/s/ EUGENE B. JOHNSON
By:	Eugene B. Johnson
Title:
Chief Executive Officer

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TABLE OF CONTENTS
SCHEDULES
EXHIBITS
AGREEMENT
RECITALS
ARTICLE I PURCHASE OF STOCK
ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE SELLER
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
ARTICLE IV COVENANTS OF THE SELLER AND THE COMPANY
ARTICLE V COVENANTS OF THE PURCHASER
ARTICLE VI OTHER AGREEMENTS
ARTICLE VII CONDITIONS TO THE OBLIGATIONS OF THE PURCHASER
ARTICLE VIII CONDITIONS TO THE OBLIGATIONS OF THE SELLER
ARTICLE IX CLOSING
ARTICLE X TERMINATION AND ABANDONMENT
ARTICLE XI SURVIVAL OF TERMS; INDEMNIFICATION
ARTICLE XII GENERAL PROVISIONS
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